EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-49668, 333-96183, 333-113927, 333-125398, 333-126585, and 333-152064 on Form S-8 of our reports dated February 19, 2010, relating to the consolidated financial statements and financial statement schedule of Quest Software, Inc. (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s changes in its method of accounting in 2007 for income taxes as a result of adopting new accounting guidance on the accounting for uncertainty in income taxes) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2009.

/s/    Deloitte & Touche LLP

Costa Mesa, California

February 19, 2010